Exhibit 99.15
November 12, 2009
Fifth Third Bank
222 South Riverside Plaza
Chicago, Illinois 60606
Attention: Katherine Failla
Facsimile: 312.704.4370
H.I.G. Bayside Debt & LBO Fund II, L.P.
c/o H.I.G. Capital, LLC
1001 Brickell Bay Drive, 32nd Floor
Miami, Florida 33131
Attn: Craig Kahler

Re:	$110,000,000 Senior Secured Credit Facility to a newly formed corporation (“MergerCo”) to be controlled, directly or indirectly, by H.I.G. Bayside Debt & LBO Fund II, L.P. (the “Sponsor”), and Allion Healthcare, Inc., a Delaware corporation (the “Target”), immediately following the receipt of the file stamped certificate of merger evidencing the effectiveness of the merger of MergerCo with and into the Target (together, the “Borrower”)
Ladies and Gentlemen:
SunTrust Bank (the “Committed Lender”) hereby commits to provide the Borrower a portion of the above-referenced credit facility for which Fifth Third Bank is acting as administrative agent (“Administrative Agent”) in the amount provided below and subject to the terms and conditions set forth herein and in the attached Confidential Summary of Terms and Conditions dated October 18, 2009 that the Administrative Agent has provided to the Committed Lender (the “Term Sheet”). Capitalized terms contained herein, but not otherwise defined herein, shall have the meanings set forth for such terms in the Term Sheet.
The amount of the Committed Lender’s commitment is $30,000,000 (the Committed Lender’s “Commitment Amount”), to be allocated pro rata between the Revolver and the Term Loan. The Committed Lender understands that the final allocated amount of its Commitment Amount for closing remains subject to acceptance by the Sponsor and Administrative Agent and, further, may be reduced at Sponsor’s discretion prior to the closing of the Facilities (pro rata as between the Revolver and the Term Loan). The Committed Lender acknowledges that it has independently and without reliance on Administrative Agent, the Sponsor or any of their respective affiliates, and based on the financial statements of the Target and its affiliates and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this commitment letter.
The Committed Lender acknowledges that (i) any financial projections received by the Committed Lender are subject to significant uncertainties and contingencies which are beyond Sponsor’s or the Target’s control, (ii) no assurance is given by Sponsor or the Target that the results forecast in any such projections will be realized, and (iii) the actual results may differ from such projections and such differences may be material. In issuing this commitment letter, the Committed Lender is and will be using and relying on such information and the projections without independent verification thereof.

This commitment letter and the contents hereof are confidential and, except for disclosure on a confidential basis to the Target, Administrative Agent, Arranger, the other Lenders, prospective lenders (the “Mezzanine Lenders”) in respect of the Required Mezzanine Debt, and Sponsor’s, the Target’s, Administrative Agent’s, Arranger’s, such other Lenders’ and the Mezzanine Lenders’ officers and directors, accountants, attorneys and other professional advisors (other than commercial lenders which are not Mezzanine Lenders, the Administrative Agent, the Arranger or the other Lenders) retained in connection with the Facilities or as otherwise required by law, may not be disclosed in whole or in part to any person or entity without the Committed Lender’s prior written consent. The foregoing notwithstanding, Target may, following Sponsor’s acceptance of this commitment letter in accordance herewith, file or make such other public disclosures of the terms and conditions hereof (including the Term Sheet) to the extent you are required by law, in the opinion of your counsel, to make.
The Committed Lender agrees to keep confidential, and not to publish, disclose or otherwise divulge, information obtained from or on behalf of you or the Target in the course of the transactions contemplated hereby, except that the Committed Lender shall be permitted to disclose such confidential information (a) to its directors, officers, agents, employees, attorneys, accountants and advisors, and its affiliates who are directly involved in the consideration of the transactions contemplated hereby and are made aware of and agree to comply with the provisions of this paragraph, in each case on a confidential and need-to-know basis; (b) as required by applicable law, regulation or compulsory legal or administrative process (in which case we agree to inform you promptly thereof to the extent lawfully permitted to do so); (c) to the extent requested by any bank regulatory authority (in which case, if practicable, we agree to inform you promptly thereof to the extent lawfully permitted to do so); (d) to the extent such information: (i) becomes publicly available other than as a result of a breach of this commitment letter or other arrangement subject to confidentiality restrictions or (ii) becomes available to the Committed Lender on a non-confidential basis from a source other than you or on your behalf; (e) to the extent you shall have consented to such disclosure in writing; (f) in protecting and enforcing the Committed Lender’s rights with respect to this commitment letter; (g) to rating agencies on a confidential basis; or (h) for purposes of establishing a “due diligence” defense; provided that, no such disclosure shall be made by the Committed Lender to (x) any of its affiliates that are engaged as principals primarily in private equity, mezzanine financing or venture capital (a “Private Equity Affiliate”) or (y) any members of the deal team (other than any “above the wall” individuals) or professionals from the Committed Lender or its respective affiliates that are providing advisory services to the Target and its shareholders in connection with the sale of the Target (a “Sell Side Person” and together with the Private Equity Affiliates, the “Excluded Parties”; and provided, further, that the Committed Lender may make such disclosures to its Excluded Parties to the extent (i) that you have consented to such disclosure; (ii) required by applicable law, regulation or compulsory legal or administrative process (in which case we agree to inform you promptly thereof to the extent lawfully permitted to do so); (iii) requested by any bank regulatory authority (in which case, if practicable, we agree to inform you promptly thereof to the extent lawfully permitted to do so); (iv) such disclosure would be otherwise permitted to be made pursuant to this paragraph; or (v) the information was made generally available by such Sell Side Person on behalf of the seller to bidders and their financing source in connection with the sale of the Target. The restrictions set forth in clause (y) above shall cease to apply upon the execution of the Merger Agreement.

Notwithstanding anything in this commitment letter, the Term Sheet, the Credit Facilities Documentation or any other letter agreement or other undertaking concerning the financing of the Acquisition Transaction to the contrary, the conditions precedent to the Committed Lender’s commitment hereunder shall be limited to the following:
     (i) the negotiation, execution and delivery of the Credit Facilities Documentation customary for transactions of this type and consistent with the terms and conditions set forth in the Term Sheet, in form and substance reasonably satisfactory to Committed Lender;
     (ii) the satisfaction or written waiver by the Committed Lender of the conditions precedent set forth herein and in the Term Sheet;
     (iii) the execution and delivery of that certain fee letter dated as of the date hereof among Sponsor and the Committed Lender (the “Fee Letter”) and Committed Lender’s receipt of all fees set forth therein
     (iv) the execution and delivery of that certain advisory fee letter dated as of the date hereof among Sponsor, Administrative Agent and SunTrust Robinson Humphrey, Inc.; and
     (v) the Required Mezzanine Debt shall be subordinated on terms customary for transactions of this type and otherwise reasonably acceptable to the Committed Lender in all material respects.
     Sponsor agrees to indemnify and hold harmless the Committed Lender and its affiliates, and each of their respective officers, employees, agents and directors (each an “Indemnified Party”) against any and all actual out of pocket losses, claims, damages, costs, expenses or liabilities of every kind whenever arising (collectively, the “Indemnified Obligations”) to which an Indemnified Party may become subject at any time, that arise out of, in any way relate to, or result from a claim in respect of the financings contemplated by this commitment letter or the transactions that are the subject of, or related to, this commitment letter, including, without limitation, reasonable out-of-pocket expenses incurred in connection with investigating or defending against any liability or action (whether or not such Indemnified Party is a party to such action or other proceedings), except that the Sponsor shall not be liable for any Indemnified Obligations of any Indemnified Party to the extent any such loss, claim, damage, cost, expense or liability (a) has arisen in connection with a dispute solely among the Indemnified Parties unrelated to any dispute involving the Target or the Sponsor or (b) is found in a final judgment by a court of competent jurisdiction to have arisen from (i) the gross negligence, bad faith or willful misconduct of such Indemnified Party or any of its affiliates or their respective officers, employees, agents or directors seeking such indemnity, or (ii) a material breach of such Indemnified Party’s obligations under this commitment letter. Notwithstanding the foregoing, neither you nor any Indemnified Party shall be liable for any indirect, special consequential or punitive damages in connection with its activities relating to the Facilities.

     This commitment letter shall be governed by the laws of the State of New York, without regard to the conflict of laws principles thereof. Each of the undersigned hereby consent and agree that the state or federal courts located in New York County, State of New York shall have exclusive jurisdiction to hear and determine any claims pertaining to this commitment letter or any transaction relating hereto, any other financing related thereto, and any investigation, litigation or proceeding related to or arising out of any such matters, provided that the parties acknowledge that any appeals from those courts may, to the extent required by law, have to be by a court located outside of such jurisdiction. Each of the undersigned hereby expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection which any of them may have based on lack of personal jurisdiction, improper venue or inconvenient forum. The parties hereto hereby irrevocably waive any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this commitment letter, the transactions contemplated hereby and thereby and the actions of each other party hereto in the negotiation, performance or enforcement hereof.
     The Committed Lender’s commitment and obligations hereunder shall (i) not be of any force or effect unless this commitment letter is accepted in writing by the Sponsor and the Administrative Agent (as evidenced by their respective acknowledgment signatures hereto) by 5:00 p.m., Central time on November 26, 2009, and (ii) if accepted in accordance with the foregoing clause (i), terminate automatically without notice if the Facilities do not close by 5:00 p.m., Central time on February 18, 2010 (the “Termination Date”); provided, however, that the Termination Date shall be extended to April 1, 2010 solely in the event that, prior to February 18, 2010, each of the following shall have occurred: (a) it shall have been determined by the Sponsor, Target or the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that the Acquisition Transaction is subject to Rule 13e-3 under the Exchange Act; (b) a Schedule 13e-3 shall have been filed with the SEC in connection with the Acquisition Transaction; (c) the SEC shall have notified MergerCo and/or the Target that the SEC has elected to review the Proxy Statement (as defined in the Merger Agreement); and (d) the Sponsor shall have provided evidence reasonably satisfactory to the Administrative Agent of the satisfaction of the foregoing clauses (a), (b) and (c).
     Upon execution and delivery of the Credit Facilities Documentation, closing of the transactions contemplated thereby and funding of the Facilities, the obligations of Sponsor under this Commitment Letter shall automatically terminate.

The terms of the Committed Lender’s commitment and obligations hereunder may not be changed except pursuant to a writing signed by the Committed Lender, Sponsor and Administrative Agent. This Commitment Lender may not be assigned by the Sponsor to any person or entity other than MergerCo, Target and Borrower (or any combination thereof) without the consent of the Committed Lender.

SUNTRUST BANK
By:	/s/ Dana Dhaliwal
	Name:	Dana Dhaliwal
Its: Vice President

Accepted and Agreed this 12th day
of November, 2009:
FIFTH THIRD BANK, an Ohio banking corporation

By:	/s/ Jeffrey A. Thieman
	Name:	Jeffrey A. Thieman
Its: Vice President

Accepted and Agreed this 12th day of November, 2009:
H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory